January 25, 2005


Mail Stop 03-06

Via Facsimile (617-926-4304) and U.S. Mail

Stephen Korn, Esq.
Vice President and General Counsel
Ionics, Incorporated
65 Grove Street
Watertown, Massachusetts 02472-2882

	Re:	Ionics, Incorporated
		Amendment No. 1 to Preliminary Schedule 14A submitted January 24, 2005
		File No. 001-07211

Dear Mr. Korn:

      We have reviewed your response to our January 21, 2005 letter and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Opinions of Ionics` Financial Advisors - Page 21
1. We have considered your response to comment 5 and your subsequent telephone calls. If you believe that the dollar amount of compensation need not be disclosed in the proxy statement, please include narrative disclosure that provides investors a clear understanding of the magnitude of the amount paid to the financial advisors by the target for the fairness opinions in this transaction relative to the amounts paid by the acquirer over the past two years.
Investors should be given an opportunity to consider this information, along with other factors they may consider material, in making their voting decisions. Also disclose what consideration the
Ionics board gave to the acquirer`s relationships with the financial advisors.
2. Please expand your disclosure in response to comment 3 to clarify how using two firms would assist the company in obtaining the highest value for its shareholders. You disclose that the terms of the merger agreement, including the consideration to be paid, were the result of negotiations principally between Messrs. Brown and Woodburn. It appears that the consideration had already been negotiated between the parties, and that each financial advisor was engaged merely to render an opinion as to the fairness of the consideration already negotiated between the two parties.
3. Please make your disclosure regarding the relationships with the financial advisors more clear. Separate into distinct paragraphs the disclosure regarding the fees paid by Ionics to the financial advisors. Similarly, revise to discuss the work each financial advisor has performed for GE in separate paragraphs. Avoid embedded lists; instead use bullets or numbered lists.

Form 8-K filed December 13, 2004
4. We note that on November 23, 2004--one day before the parties agreed to the merger, Ionics approved cash bonus payments to 11 management employees, including its named executive officers, in the amount of $870,000 which are in addition to contractually required cash bonues. We note that it also established target bonuses for Messrs. Brown, Curtis, and Dickerson on that date. Expand to discuss this information in the proxy statement if these actions were related to this transaction in any way. If they were not related to the GE acquisition, advise supplementally in a written response.
5. Please also explain why your Form 8-K was not timely filed.

      As appropriate, please amend your filing and respond to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please submit your response and your
January 24 letter by EDGAR. Also, please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      	Please contact Eduardo Aleman at (202) 824-5661, or me at
(202) 824-5697 with any questions.

							Sincerely,



							Russell Mancuso
							Branch Chief


cc (via facsimile):  Mark Burnett
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Stephen Korn, Esq.
January 25, 2005
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